UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 24, 2017

CASCADE BANCORP
(Exact name of registrant as specified in its charter)

Oregon	000-23322	93-1034484
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employee Identification No.)

1100 NW Wall Street
Bend, Oregon 97703
(Address of principal executive offices)
(Zip Code)

(877) 617-3400
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ x ]    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01    Other Events.

On March 24, 2017, Cascade Bancorp (the “Company”) and First Interstate BancSystem, Inc. (“First Interstate”) received the last regulatory approval that is required to complete First Interstate’s acquisition of the Company and its wholly-owned subsidiary, Bank of the Cascades (the “Merger”). The Merger is still expected to close in mid-2017, subject to the approval of the companies’ respective shareholders and the satisfaction or waiver of other customary closing conditions.

FORWARD-LOOKING STATEMENTS

This Current Report on Form 8-K contains statements regarding the proposed Merger between the Company and First Interstate, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the proposed transaction and other statements about the future expectations, beliefs, goals, plans or prospects of the management of each of the Company and First Interstate. These statements are based on current expectations, estimates, forecasts and projections and management assumptions about the future performance of each of the Company, First Interstate and the combined corporation, as well as the businesses and markets in which they do and are expected to operate. These statements constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words such as “expects,” “believes,” “estimates,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans, “seeks,” “indicates” and variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical fact. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. The closing of the proposed Merger is subject to the approval of the shareholders of the Company and First Interstate and other customary closing conditions. There is no assurance that such conditions will be met or that the proposed Merger will be consummated within the expected time frame, or at all. If the Merger is completed, factors that may cause actual outcomes to differ from what is expressed or forecasted in these forward-looking statements include, among things: difficulties and delays in integrating the Company and First Interstate and achieving anticipated synergies, cost savings and other benefits from the transaction; higher than anticipated transaction costs; deposit attrition, operating costs, customer loss and business disruption following the Merger, including difficulties in maintaining relationships with employees, may be greater than expected; competitive pressures among depository and other financial institutions may increase significantly and have an effect on revenues; the strength of the U.S. economy in general, and of the local economies in which the surviving corporation will operate, may be different than expected, which could result in, among other things, a deterioration in credit quality or a reduced demand for credit and have a negative effect on the combined corporation’s loan portfolio and allowance for loan losses; changes in the U.S. legal and regulatory framework; and adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) which would negatively affect the surviving corporation’s business and operating results. For a more complete list and description of such risks and uncertainties, refer to the Company’s Annual Report on Form 10-K for the year ended December 31, 2016, First Interstate’s Annual Report on Form 10-K for the year ended December 31, 2016, as well as other filings made by the Company and First Interstate with the Securities and Exchange Commission (the “SEC”). Except as required under the U.S. federal securities laws and the rules and regulations of the SEC, the Company disclaims any intention or obligation to update any forward-looking statements after the distribution of this press release, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

Additional Information and Where to Find It

The information in this Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed Merger between First Interstate and the Company, First Interstate has filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of First Interstate and the Company that also constitutes a prospectus of First Interstate. First Interstate and the Company will deliver the joint proxy statement/prospectus to their respective shareholders. First Interstate and the Company urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed Merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information about the proposed Merger. You may obtain copies of all documents filed with the

SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from: (i) the Company’s website (www.botc.com) under the heading “About Us” and then under the heading “Investor Relations” and then under the heading “Investor Information” and then under the tab “SEC Filings;” (ii) the Company upon written request to Cascade Bancorp, Attn: Investor Relations, 1100 North West Wall Street, P.O. Box 369, Bend, Oregon 97701; or (iii) First Interstate’s website (www.fibk.com).

Participants in Solicitation

The Company, First Interstate and their respective directors, executive officers, management and employees may be deemed to be participants in the solicitation of proxies in respect of the Merger. Information concerning the Company’s participants is set forth in the Annual Report on Form 10-K for the year ended December 31, 2016, as filed with the SEC on March 3, 2017. Information concerning First Interstate’s participants is set forth in Amendment No. 1 to the above-referenced Registration Statement on Form S-4, , as filed with the SEC on March 20, 2017. Additional information about the Company’s directors and executive officers and First Interstate’s directors and executive officers can also be found in the above-referenced Registration Statement on Form S-4. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. You can obtain free copies of these documents from First Interstate and the Company using the contact information above.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CASCADE BANCORP

By:    /s/ Terry E. Zink
Terry E. Zink
President & Chief Executive Officer

Date:    March 27, 2017